Filer: Hostcentric, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                              and deemed filed pursuant to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934
                                              Subject Company: Hostcentric, Inc.
                                                   Commission File No. 000-17932


                                 INVESTOR NOTICE

Interland, Inc. ("Interland") and Hostcentric ("Hostcentric") will file a joint proxy statement/prospectus and other relevant documents concerning the proposed acquisition with the SEC. Investors of Interland and Hostcentric are urged to read the joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Interland of charge by requesting them in writing from Fabric Klein at Interland, Inc., 303 Peachtree Center Ave., Suite 500, Atlanta, GA 30303 or by telephone at 404-260-2537.

Interland and Hostcentric, and their respective directors and executive officers, and certain of their employees, may be deemed to be participants in the solicitation of proxies from the stockholders of Interland and Hostcentric in connection with the acquisition. These participants may have interests in the acquisition, including interests resulting from holding options or shares of Interland and Hostcentric common stock. Information about the interests of directors and executive officers of Interland and Hostcentric and their ownership of securities of Interland and Hostcentric will be set forth in the joint proxy statement/prospectus.

Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.



PRESS RELEASE                                            Source: Interland, Inc.


                   INTERLAND UNVEILS ENHANCED CHANNEL PROGRAM
                          WEDNESDAY MARCH 5, 7:00 AM ET

         LEADING WEB HOSTING SERVICES PROVIDER MAKES HOSTING EASIER AND
                          MORE PROFITABLE FOR RESELLERS

ATLANTA--(BUSINESS WIRE)--March 5, 2003--Interland (Nasdaq:INLD - News), the leading provider of business-class Web hosting services for small and medium businesses, today announced an extensive overhaul of its channel program that includes new tools and services that make it easier than ever to become a successful and profitable Web hosting reseller.

The new structure of Interland's reseller program allows partners to take advantage of competitive discounts more quickly. Resellers can now reap the benefits of Interland's channel program upon registering their second account. Interland has also launched a referral program for its existing customers that allows them to earn up to $150 in credit for referring new qualified customers.

To empower resellers with industry-best tools in one simple, intuitive interface, Interland recently upgraded its online management resource, called iPACT (Interland's Partner Advantage Centralized Tools). iPACT grants immediate access to personalized messages, details on timely promotions, links to marketing materials, an account and billing center, quick links to technical help, and other reseller-specific information. The enhancements include unbranded marketing collateral for resellers to use in their business development activities, training documentation to assist in selling hosting products and services, and real-time reporting on the revenue they earn by partnering with Interland.

"Providing our partners deeper discounts along with better tools to market their services and manage their accounts is another step in the ongoing evolution of developing our channel program into a market leader," said Tiffani Bova, vice president of channel sales and marketing at Interland. "With a broad range of hosting solutions, world-class infrastructure, improved reseller tools and cash-back bonuses, Interland is making a truly compelling value proposition to solution providers."

More upgrades are on the horizon for Interland's channel program, as the company looks to build upon the progressive enhancements it has made. Last year, Interland began to revamp its Reseller Program with the introduction of the Business Catalyst Partner Program, which grants cash bonuses of up to $12,500 per month based on a partner's net increase in monthly recurring charges. It also unveiled its blueHALO(SM) shared hosting platform -- with its unprecedented firewall protection and system redundancy, blueHALO shared provides a solution with top-notch security and industry-leading reliability. With tools such as these, Interland resellers know they are partnering with the best in the business.

About Interland
Interland, Inc. (Nasdaq:INLD - News) is the leading provider of business-class Web hosting solutions for small and medium businesses, offering a broad portfolio of standardized Web hosting, e-commerce, and application hosting services, from basic Web sites to managed dedicated hosting solutions. More information about Interland can be found at www.interland.com.


Contact:

     Independent Marketing
     Brian Kovalesky, 626/432-4594, ext. 114
     brian@independentmktg.com



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